UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of registrant’s name into English)

Great West House, GW1, 17th floor,
Great West Road.
Brentford, TW8 9DF,
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Atlantica Yield Reports First Quarter 2017 Financial Results

•	Net loss for the quarter attributable to the Company of $11.8 million compared to $26.0 million loss in the first quarter of 2016

•	Further Adjusted EBITDA including unconsolidated affiliates[1] increased by 7% to $165.0 million in the first quarter of 2017 compared with $154.9 million in the same quarter of 2016

•	Excellent cash available for distribution (“CAFD”)[2] of $60.9 million in the quarter compared to $18.7 million in the first quarter of 2016

•	Quarterly dividend of $0.25 per share declared by the Board of Directors

May 15, 2017 – Atlantica Yield plc (“ABY”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported solid financial results for the three-month period ended March 31, 2017.  Further Adjusted EBITDA including unconsolidated affiliates1 amounted to $165.0 million representing a 7% increase compared to the same quarter in 2016 despite lower than expected solar radiation in the Southwest of the United States.  Further Adjusted EBITDA margin improved to 83.3% from 75% as compared to the first quarter of 2016.

Net cash provided by operating activities amounted to $86.4 million, in line with $84.5 million in the first quarter of 2016. Cash Available for Distribution (“CAFD”) generation was excellent in the first quarter, reaching $60.9 million ($18.7 million on the first quarter of 2016).

1 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 14).
2 CAFD includes $10.4 million of ACBH dividend compensation in the three-month period ended March 31, 2017 and $14.7 million of one-time impact of a partial refinancing of ATN2 in the three-month period ended March 31, 2016.

Highlights

	Three-month period ended March 31,
(in thousands of U.S. dollars)	2017	2016
Revenue	$198,146	$206,376
Loss for the period attributable to the Company	(11,769)	(26,006)
Further Adjusted EBITDA incl. unconsolidated affiliates[3]	$165,049	$154,879
Net cash provided by operating activities	86,372	84,499
CAFD[4]	$60,872	$18,736

Key Performance Indicators

	Three-month period ended March 31,
	2017	2016
Renewable energy
MW in operation[5]	1,442	1,441
GWh produced[6]	460	514
Conventional power
MW in operation[5]	300	300
GWh produced[7]	591	529
Availability(%)[8]	99.8%	87.5%
Electric transmission lines
Miles in operation	1,099	1,099
Availability(%)[8]	94.4%	99.9%
Water
Mft[3] in operation	10.5	10.5
Availability (%)[8]	102.5%	101.5%

3 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 14).
4 CAFD includes $10.4 million of ACBH dividend compensation in the three-month period ended March 31, 2017 and $14.7 million of one-time impact of a partial refinancing of ATN2 in the three-month period ended March 31, 2016.
5 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
6 Includes curtailment production in wind assets for which we receive compensation.
7 Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016.
8 Availability refers to actual availability divided by contracted availability.

Segment Results

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2017	2016
Revenue by Geography
North America	$60,952	$65,232
South America	28,527	29,008
EMEA	108,667	112,136
Total revenue	$198,146	$206,376

Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$54,753	$51,212
South America	33,757	24,062
EMEA	76,539	79,605
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$165,049	$154,879

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2017	2016
Revenue by business sector
Renewable energy	$137,664	$141,166
Conventional power	29,800	35,179
Electric transmission lines	24,165	23,530
Water	6,517	6,501
Total revenue	$198,146	$206,376

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$102,625	$102,170
Conventional power	26,716	27,079
Electric transmission lines	30,459	19,410
Water	5,249	6,220
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$165,049	$154,879

During the three-month period ended March 31, 2017, revenue amounted to $198.1 million representing a 4% decrease in comparison with the revenue generated in the first quarter of 2016.  The decrease was due, in part to translation differences driven by the depreciation of Euro against US dollar, with no impact on cash generation since we hedge the net cash we receive from our euro denominated-assets. The decrease was also due to the lower production at Kaxu, our solar plant in South Africa which experienced technical problems at the end of 2016. In our wind assets, which represent a very small portion of the portfolio, we continue to see low wind resource.

The rest of the assets have performed ahead or in line with expectations. As such, revenues and production generated by our solar assets in the United States in the first quarter of 2017 increased as compared to the first quarter of 2016, despite lower levels of solar radiation in California and Arizona. In Spain, our solar plants continued to deliver solid results, with higher levels of production and revenues compared with the first quarter of 2016.

Our availability-based assets continue to deliver solid performance.  ACT, our cogeneration plant in Mexico, has maintained its strong levels of availability, production and cash generation. Finally, our transmission and water assets delivered very stable levels of revenue and Further Adjusted EBITDA.

Events During the First Quarter

In February 2017, we successfully refinanced part of our corporate debt by signing a note facility (the “Note Issuance Facility “) with a group of funds managed by Westbourne Capital, an Australian infrastructure investor for a total amount of €275 million (approximately $293 million).  With this new financing, we evenly staggered the maturity of the new notes in a manner than each of the three notes of approximately €92 million matures in 2022, 2023 and 2024.  We have fixed the interest rate to 5.5% via an interest rate swap.  The Note Issuance Facility provides a natural hedge for the cash distributions we receive from our assets in Spain.

In addition, in the first quarter of 2017, we completed the acquisition of a 12.5% stake in a 114-mile transmission line which will connect California and Arizona. The asset will receive a FERC regulated rate of return, and is currently under development, with COD expected in 2020. We expect our total investment to be up to $10 million in the coming three years and we have a right to acquire an additional 12.5% interest in the asset.

Finally, in March 2017, we have obtained a waiver in Kaxu which waives any past potential cross-default with Abengoa in the project finance agreement and allows reduction of ownership by Abengoa below the 35% threshold.

Liquidity and Debt

Our total liquidity as of March 31, 2017 represents $673.7 million and consists of $589.4 million of consolidated cash and cash equivalents, of which $102.0 million was available at the Atlantica corporate level and $84.3 million of cash classified as short-term financial investments at the project level. If we adjust cash for the sale of Abengoa’s New Money 1 Tradable Notes9 closed in early April for $44.9 million, total liquidity amounts to $718.6 million, of which $146.9 million was available at the corporate level.

As of March 31, 2017, net project debt amounted to $4,922.9 million and net corporate debt amounted to $565.9 million.  The net corporate debt / CAFD pre-corporate debt service ratio10 improved to 2.6x compared to 2.7x as of December 31, 2016 and is significantly below our stated target of 3x.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica Yield corporate level.

On May 12, 2017, Standard & Poors upgraded Atlantica Yield to BB- with Stable Outlook. Senior secured debt rating was raised to BB+. With this, S&P acknowledges the progress we have achieved on the separation from Abengoa, obtaining a majority of the waivers for cross-default and change of ownership provisions contained in certain of our project financing agreements. S&P also values positively the refinancing of our corporate debt mentioned above, with maturities extended until 2024.

9 As part of its restructuring plan, Abengoa has issued New Money 1 Tradable Notes which are super-senior debt securities asset-backed by a ring-fenced structure consisting of the shares Abengoa owns in us and A3T, a cogeneration plant in Mexico.  We participated in the New Money 1 Tradable Notes in order to elevate to senior the status the debt securities Abengoa gave us as a part of the ACBH investment agreement.  We sold our New Money 1 Tradable Notes in early April.
10 Based on CAFD pre corporate debt service for the year 2016.

Dividend

On May 12, 2017, our Board of Directors approved a dividend of $0.25 per share. This dividend is expected to be paid on or about June 15, 2017 to shareholders of record as of May 31, 2017. The Board has decided to remain prudent this quarter and we expect to increase dividends as the last remaining waivers and forbearances are secured.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, May 15, at 4:30 pm EST.

In order to access the conference call participants should dial:  +1 866 388 1927 (US) / +44 (0) 207 750 9908 (UK).  A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica Yield’s management is in Boston and New York this week to meet with investors.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy; political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; Risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; Insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings including claims due to Abengoa’s restructuring process; reputational risk, including damage to the reputation of Abengoa; the loss of one or more of our executive officers; Failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; changes to national and international law and policies that support renewable energy resources; our receipt of dividends from our exchangeable preferred equity investment in ACBH in the context of the ongoing proceedings in ACBH in Brazil; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected; Failure to receive dividends from all project and investments; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our conventional generation facilities; deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings under the ongoing restructuring process and the outcome of the ongoing proceedings in ACBH in Brazil; abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement; failure of Abengoa to complete the restructuring process and comply with its obligations under the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH; uncertainty regarding the fair value of the non-contingent credit recognized by Abengoa in the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH and uncertainty regarding the ability to recover this amount at maturity; Our ability to consummate future acquisitions from Abengoa; changes in our tax position and greater than expected tax liability; Impact on the stock price of the Company of the sale by Abengoa of its stake in the Company; and technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Further Adjusted EBITDA including unconsolidated affiliates is also used by management as a measure of liquidity.

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2017	2016
Revenue	$198,146	$206,376
Other operating income	14,992	14,824
Raw materials and consumables used	(1,076)	(7,375)
Employee benefit expenses	(4,080)	(2,254)
Depreciation, amortization, and impairment charges	(76,876)	(77,160)
Other operating expenses	(54,415)	(59,024)
Operating profit	$76,691	$75,387
Financial income	320	67
Financial expense	(101,039)	(98,849)
Net exchange differences	141	(2,569)
Other financial income/(expense), net	4,278	(2,190)
Financial expense, net	$(96,300)	$(103,541)
Share of profit/(loss) of associates carried under the equity method	702	1,915
Profit/(loss) before income tax	$(18,907)	$(26,239)
Income tax	4,500	3,599
Profit/(loss) for the period	$(14,407)	$(22,640)
Loss/(profit) attributable to non-controlling interests	2.638	(3,366)
Profit((loss) for the period attributable to the Company	$(11,769)	$(26,006)
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217
Basic earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$(0.12)	$(0.26)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2017	As of December 31, 2016
Non-current assets
Contracted concessional assets	$8,909,158	$8,924,272
Investments carried under the equity method	55,711	55,009
Financial investments	39,029	69,773
Deferred tax assets	209,350	202,891
Total non-current assets	$9,213,248	$9,251,945
Current assets
Inventories	16,160	15,384
Clients and other receivables	214,127	207,621
Financial investments	298,860	228,038
Cash and cash equivalents	589,392	594,811
Total current assets	$1,118,539	$1,045,854
Total assets	$10,331,787	$10,297,799

Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,243,403	2,268,457
Other reserves	60,383	52,797
Accumulated currency translation differences	(120,327)	(133,150)
Retained Earnings	(377,179)	(365,410)
Non-controlling interest	124,592	126,395
Total equity	$1,940,894	$1,959,111
Non-current liabilities
Long-term corporate debt	$660,525	$376,340
Long-term project debt	5,071,537	4,629,184
Grants and other liabilities	1,602,639	1,612,045
Related parties	103,772	101,750
Derivative liabilities	345,359	349,266
Deferred tax liabilities	97,236	95,037
Total non-current liabilities	$7,881,068	$7,163,622
Current liabilities
Short-term corporate debt	7,397	291,861
Short-term project debt	338,712	701,283
Trade payables and other current liabilities	149,264	160,505
Income and other tax payables	14,452	21,417
Total current liabilities	$509,825	$1,175,066
Total equity and liabilities	$10,331,787	$10,297,799

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	Three-month period ended March 31,
	2017	2016
Profit/(loss) for the period	(14,407)	(22,640)
Financial expense and non-monetary adjustments	156,090	154,262
Profit for the period adjusted by financial expense and non-monetary adjustments	$141,683	$131,622

Variations in working capital	(28,701)	(19,510)
Net interest and income tax paid	(26,610)	(27,613)
Net cash provided by operating activities	$86,372	$84.499

Investment in contracted concessional assets	(1.819)	(5,038)
Other non-current assets/liabilities	(13,363)	(15,614)
Acquisitions of subsidiaries	-	(19,071)
Other investments	(43,629)	-
Net cash used in investing activities	$(58,811)	$(39,723)

Net cash provided by/(used in) financing activities	$(36,194)	$639

Net increase/(decrease) in cash and cash equivalents	$(8,633)	$45,515
Cash and cash equivalents at beginning of the period	594,811	514,712
Translation differences in cash or cash equivalent	3,214	14,661
Cash and cash equivalents at end of the period	$589,392	$574,788

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2017	2016
Profit/(loss) for the period attributable to the Company	$(11,769)	$(26,006)
Profit attributable to non-controlling interest	(2.638)	3,366
Income tax	(4,500)	(3,599)
Share of loss/(profit) of associates carried under the equity method	(702)	(1,915)
Financial expense, net	96,300	103,541
Operating profit	$76,691	$75,387
Depreciation, amortization, and impairment charges	76,876	77,160
Dividend from exchangeable preferred equity investment in ACBH	10,383	-
Further Adjusted EBITDA	$163,950	$152,547
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	1,100	2,332
Further Adjusted EBITDA including unconsolidated affiliates	$165,049	$154,879

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2017	2016
Net cash provided by operating activities	$86,372	$84,499
Net interest and income tax paid	26,610	27,613
Variations in working capital	28,701	19,510
Other non-cash adjustments and other	22.267	20,925
Further Adjusted EBITDA	$163,950	$152,547
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	1,100	2,332
Further Adjusted EBITDA including unconsolidated affiliates	$165,049	$154,879

Cash Available For Distribution Reconciliation (Historical)

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2017	2016
Profit/(loss) for the period attributable to the Company	$(11,769)	$(26,006)
Profit attributable to non-controlling interest	(2.638)	3,366
Income tax	(4,500)	(3,599)
Share of loss/(profit) of associates carried under the equity method	(702)	(1,915)
Financial expense, net	96,300	103,541
Operating profit	$76,691	$75,387
Depreciation, amortization, and impairment charges	76,876	77,160
Dividend from exchangeable preferred equity investment in ACBH	10,383	-
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	1,100	2,332
Further Adjusted EBITDA including unconsolidated affiliates	$165,049	$154,879
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(1,100)	(2,332)
Dividends from equity method investments	-	-
Non-monetary items	(12,025)	(18,356)
Interest and income tax paid	(26,610)	(27,613)
Principal amortization of indebtedness	(21,522)	(14,254)
Deposits into/ withdrawals from restricted accounts	7,557	(34,155)
Change in non-restricted cash at project level	(27,293)	(41,090)
Dividends paid to non-controlling interests	-	-
Changes in other assets and liabilities	(23,184)	(13,237)
ATN2 refinancing	-	14,893
Cash Available For Distribution[11]	$60,872	$18,736

11 CAFD includes $14.9 million proceeds of ATN2 refinancing in the first quarter of 2016 and $6.8 million and $21.2 million of ACBH dividend compensation in the third and fourth quarter of 2016 respectivelly.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 15, 2017	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer